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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-3A-2                 File No. 69-00410

   STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
          PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                                 UGI CORPORATION
                              460 NORTH GULPH ROAD
                            KING OF PRUSSIA, PA 19406

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         UGI Corporation (the "Company" or "UGI") was incorporated as a stock corporation under the laws of Pennsylvania on December 20, 1991. The Company's principal office is located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406.

         UGI is a holding company which as of December 31, 2001 owned directly or indirectly the following subsidiaries (excluding EWGs which are described in Section 4a):

                  a. UGI Utilities, Inc. ("UGI Utilities") is a public utility company incorporated in Pennsylvania that owns and operates (i) a natural gas distribution utility serving 14 counties in eastern and southeastern Pennsylvania, and (ii) an electric utility serving parts of Luzerne and Wyoming Counties in northeastern Pennsylvania.

                           UGID Holding Company, a Delaware corporation, is a
Delaware investment holding company and a wholly owned subsidiary of UGI Development Company, a Pennsylvania corporation and a wholly owned subsidiary of UGI Utilities which is more fully described below in Section 4a. UGI Hunlock Development Company, a Pennsylvania corporation, is a wholly owned subsidiary of UGI Development Company more fully described in Section 4a.

                  b. AmeriGas, Inc. is a holding company incorporated under the laws of Pennsylvania. Through its subsidiaries, AmeriGas, Inc. owns 50.1% of AmeriGas Partners, L.P., a
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Delaware limited partnership (the "Partnership"). The Partnership conducts a propane distribution business from approximately 700 district locations in 46 states through its 98.9% owned subsidiary AmeriGas Propane, L.P., a Delaware limited partnership and its subsidiary, AmeriGas Eagle Propane, L.P., a Delaware limited partnership. AmeriGas Propane, Inc., a Pennsylvania corporation, is a wholly owned subsidiary of AmeriGas, Inc. and the sole general partner of the Partnership and AmeriGas Propane, L.P. AmeriGas, Inc. is also the parent company of Four Flags Drilling Company, Inc., an inactive Pennsylvania corporation.

                           Four Flags Drilling Company, Inc. is the parent
company of Four Flags Holding Company, a Delaware investment holding company.

                           AmeriGas Propane, Inc. is the parent company of (i)
AmeriGas Technology Group, Inc., a Pennsylvania corporation engaged in the commercialization of a patented process for use by waste treatment facilities, and (ii) Petrolane Incorporated, a Pennsylvania holding company.

                           AmeriGas Partners, L.P. is the parent company of
AmeriGas Finance Corp., AmeriGas Eagle Finance Corp. and AP Eagle Finance Corp., each a Delaware corporation that serves as co-obligor for certain debt securities of the Partnership.

                           AmeriGas Propane, L.P. is the parent company of (i)
AmeriGas Propane Parts & Service, Inc., a Pennsylvania corporation which sells appliance parts and fittings and services propane appliances, (ii) Petrolane Offshore Ltd., an inactive Bermuda corporation, (iii) AmeriGas Eagle Propane, Inc. a holding company incorporated under the laws of Delaware, and (iv) AmeriGas Eagle Propane, L.P.

                           AmeriGas Eagle Propane, L.P. is the parent company of
AmeriGas Eagle Parts & Service, Inc., a Pennsylvania corporation which sells appliance parts and fittings and services propane appliances.

                           AmeriGas Eagle Propane, Inc. is the parent company of
AmeriGas Eagle Holdings, Inc., a Delaware corporation and the sole general partner of AmeriGas Eagle Propane, L.P.

                  c. UGI Enterprises, Inc. is a Pennsylvania corporation that is a holding company with twenty-six direct and indirect subsidiaries. Through its wholly owned subsidiary, UGI Energy Services, Inc., a Pennsylvania corporation, it conducts an electric energy marketing business under the trade name of POWERMARK, and a gas marketing business under the trade name of GASMARK. Energy Services Holding Company, a Delaware investment holding company, is a wholly owned subsidiary of UGI Energy Services, Inc. Energy Services Funding Corporation, a Delaware corporation and a wholly owned subsidiary of UGI Energy Services, Inc. is a special purpose Delaware corporation which purchases and sells receivables of UGI Energy Services, Inc. under a receivables securitization facility with an issuer of commercial paper.


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                           UGI Power Supply, Inc., also a Pennsylvania
corporation, is an inactive wholly owned subsidiary of UGI Enterprises, Inc.

                           Retail sales of hearth and patio products and
services were conducted during 2001 through another wholly owned subsidiary of UGI Enterprises, Inc., Hearth USA, Inc., a Delaware corporation.

                           CFN Enterprises, Inc., a Delaware corporation, is a
wholly owned subsidiary of UGI Enterprises, Inc., and owns 60% of CFN Networks LLC, a Delaware limited liability company engaged in the development of networks of self-serve propane dispensers for motor fuel use.

                           UGI HVAC Enterprises, Inc., a Delaware corporation
and a wholly owned subsidiary of UGI Enterprises, Inc., is engaged in the heating, ventilating, air conditioning, plumbing and oil delivery business.

                           McHugh Service Company, a Pennsylvania corporation,
is a wholly owned subsidiary of UGI Enterprises, Inc. engaged in the heating, ventilating, air conditioning and plumbing business.

                           Energy development partnerships in international
markets are pursued through the following wholly owned subsidiaries of UGI Enterprises, Inc.: (i) UGI International Enterprises, Inc., a Pennsylvania corporation, (ii) Eastfield International Holdings, Inc., a Delaware corporation, (iii) UGI Black Sea Enterprises, Inc., a Pennsylvania corporation,
(iv) UGI International (Romania), Inc., a Pennsylvania corporation, (v) UGI Romania, Inc., a Pennsylvania corporation, (vi) UGI International (China), Inc., a Delaware corporation, (vii) UGI China, Inc., a Delaware corporation,
(viii) UGI Southwest China Development Company, LLC, a Delaware limited liability company, and (ix) EuroGas Holdings, Inc., a Delaware investment holding company.

                           UGI International Enterprises, Inc. is the parent
company of UGI France, Inc., a Delaware holding company.

                           Eastfield International Holdings, Inc. ("Eastfield")
is a wholly owned subsidiary of UGI Enterprises and the parent company of Flaga GmbH ("FLAGA"), an Austrian corporation. Eastfield owns 99% of FLAGA, which conducts a propane distribution business from locations in Austria, the Czech Republic, and Slovokia. Eurogas Holdings, Inc., another wholly owned subsidiary of UGI Enterprises, owns 1% of FLAGA. FLAGA conducts its distribution business by and through its wholly owned subsidiaries, (i) FLAGA Energieversorgung, a German corporation, (ii) Flaga Plyn, spol. s.r.o., a Czech Republic corporation,
(iii) Flaga Slovplyn, spol. s.r.o., a Slovokia corporation, and (iv) FLAGA Tech Trade GmbH, an Austrian corporation.

                  d. UGI Properties, Inc. is a Pennsylvania corporation that owns UGI's corporate headquarters building in King of Prussia, Pennsylvania.


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                  e. Ashtola Production Company is an inactive Pennsylvania
corporation.

                                    Ashtola Production Company is the parent
company of UGI Ethanol Development Corporation, an inactive Pennsylvania corporation.

                  f. United Valley Insurance Company, a Vermont corporation, provides auto, general, and workers' compensation liability insurance coverage to UGI and certain of its subsidiaries.

                  g. Northfield Holding Company is a Delaware investment holding company.

                  h. Vulcan Acquisition Corp. is an inactive Delaware corporation.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         The Company does not directly own any such properties.

         The Company's subsidiary public utility company, UGI Utilities, Inc., owns the following properties and related land rights used for the (1) transmission and distribution of electric energy for sale to customers in communities which have granted a franchise to provide electric energy and (2) the distribution of natural gas throughout a 14 county service area in eastern and southeastern Pennsylvania to customers in communities which have granted a franchise to provide gas service:

                  - Transmission lines: 2,116 miles of transmission and distribution lines and related facilities in portions of Luzerne and Wyoming Counties in northeastern Pennsylvania.

                  - Electric distribution facilities: 23 substations, transformers and associated distribution facilities located in the service area, in addition to the distribution lines referred to above.

                  - Approximately 4,600 miles of gas mains, related service facilities and land rights, for the distribution of natural gas within the service area.


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     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         a. Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  - None by UGI

                  - UGI Utilities

                          Retail                         922,121,545 kwh.

                          Sold at Retail                   31,899,741 Mcf.
                          Transportation                   40,642,529
                                                           ----------
                               Total                       72,542,270 Mcf.

         b. Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                  - None by UGI or UGI Utilities

         c. Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                  - None by UGI.

                  - UGI Utilities - 7,481,321 Mcf.

NOTE: UGI Utilities' principal business is the distribution of natural gas exclusively within the Commonwealth of Pennsylvania. Incidental to its principal business, UGI Utilities may, from time to time, sell natural gas to other gas utilities or brokers on a wholesale basis. Some of these transactions may take place outside the state.

         d. Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  - None by UGI

                  - UGI Utilities - 0 kwh.
                                    42,678,193 Mcf.


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     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         UGI Utilities' wholly owned subsidiary UGI Development Company ("UGID"), located at 390 Route 11, Hunlock Creek, Pennsylvania 18621-0224, is an EWG which owns a 1.11% interest in Conemaugh Station, a 1700 MegaWatt coal-fired steam electric generation facility in Indiana, Pennsylvania. UGID's wholly owned subsidiary, UGI Hunlock Development Company ("UGIHDC"), owns a 50% partnership interest in Hunlock Creek Energy Ventures ("HCEV"), an EWG which owns a 48 MegaWatt coal-fired steam electric generation station and a 44 MegaWatt gas turbine generator in Hunlock Creek, Pennsylvania. UGID operates the two generators for the partnership.

         b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         UGI Corporation owns 100% of UGI Utilities, Inc. which owns 100% of UGID. UGID owns 100% of UGIHDC, which owns a 50% interest in HCEV, an EWG which is a general partnership.

         c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  -        UGI Utilities investment in UGID EWG - $12,105,113

                  -        UGIHDC investment in HCEV - $8,677,704

                  - UGI Utilities has guaranteed UGID's obligations as a member of the PJM Interconnection LLC.

                  - The Company has not made any direct or indirect guarantee of the security of UGID and no UGID creditor has recourse to the Company.



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         d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  -        UGID capitalization as of 12/31/01 was $16,934,000.

                  -        UGID earnings during the reporting period were
                           $856,000

                  - HCEV capitalization - Each partner as of 12/31/01 has 50% equity interest in $42,407,674 equaling $21,203,837 each.

                  -        HCEV earnings during the reporting period were $0.

         e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         UGI Utilities purchases power from UGID pursuant to UGID's market based rates tariff. UGID purchases power from HCEV pursuant to HCEV's market based rate tariff. HCEV also has an agreement with UGI Utilities permitting HCEV to interconnect its generating facilities with UGI Utilities' transmission and distribution system. UGI Utilities and UGI Corporation perform administrative services for UGID such as payroll, human resources and legal services pursuant to an administrative services agreement under which the cost of the service is allocated to UGID. UGID operates two generation facilities located at Hunlock Creek, Pennsylvania pursuant to an operating agreement with HCEV, a general partnership in which UGID indirectly owns a 50% interest. UGI Energy Services, Inc. supplies natural gas and gas supply management services to HCEV at market prices under two agreements.


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         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2002.

                                        UGI CORPORATION

                                        (Name of claimant)

                                        By:       Anthony J. Mendicino
                                            -----------------------------------
                                                 Anthony J. Mendicino
                                                 Vice President - Finance and
                                                 Chief Financial Officer

CORPORATE SEAL

Attest:

              Brendan P. Bovaird
----------------------------------------------
Brendan P. Bovaird
Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Brendan P. Bovaird
                               Corporate Secretary
                                 UGI Corporation
                              460 North Gulph Road
                            King of Prussia, PA 19406


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                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last fiscal year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such fiscal year.

         Attached to this Form U-3A-2 as Exhibit A.

                                    EXHIBIT B

         A Financial Data Schedule setting forth the financial and other data that are applicable to the registrant on a consolidated basis.

         Pursuant to SEC Release No. 33-7855 registrants need not file this exhibit.

                                    EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                 UGI CORPORATION
                                        |
                               UGI UTILITIES, INC.
                                        |
                             UGI DEVELOPMENT COMPANY

                   /                                           \
UGID HOLDING COMPANY                             UGI HUNLOCK DEVELOPMENT COMPANY


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